For immediate release

Bell welcomes MTS shareholders’ approval of acquisition

Transaction will accelerate broadband network investment and increase communications choice for Manitobans

MONTRÉAL, June 23, 2016 – BCE Inc. (Bell) (TSX, NYSE: BCE) welcomes today’s decision by shareholders of Manitoba Telecom Service Inc. (MTS) (TSX: MBT) to approve Bell’s acquisition of MTS at a special shareholders meeting in Winnipeg this morning.

“We are happy that MTS shareholders so clearly support the creation of Bell MTS and our plan to deliver the world’s best fibre and mobile broadband services to Manitobans,” said George Cope, President and CEO of BCE and Bell Canada. “We look forward to working with the MTS team to complete the transaction, and to investing in the network and service innovations that will put Manitoba at the forefront of Canadian communications.”

The special resolution to approve the statutory plan of arrangement, which will see Bell acquire all issued and outstanding common shares of MTS, was supported by 99.66% of the 43,098,172 votes cast by MTS shareholders. Announced on May 2, the transaction is valued at approximately $3.9 billion and is expected to close in late 2016 or early 2017, subject to customary closing conditions including court and regulatory approvals.

Recognizing the powerful brand and community presence MTS has built, the companies’ combined operations in Manitoba will be known as Bell MTS, and Winnipeg will become Bell’s Western Canada headquarters. With the addition of MTS’s 2,700 employees, Bell’s Western Canada team grows to 6,900 people in Manitoba, Saskatchewan, Alberta and British Columbia.

$1 billion Manitoba investment commitment
Bell has announced a 5-year, $1 billion commitment to expand broadband wireless and fibre communications services in Manitoba after the transaction closes, greatly enhancing consumer choice and competition in the province.

As a first step, Bell and MTS on May 20 announced plans to complete wireless coverage along Highway 75, the vital transportation corridor linking Winnipeg and other Manitoba communities with the U.S. border.

Bell’s broadband investment will include the introduction of the groundbreaking Gigabit Fibe Internet service, which delivers Internet speeds on average up to 20 times faster than those currently offered to MTS customers; Fibe TV, the fast-growing broadband television service that has propelled Bell into the #1 spot in Canadian TV; expansion of Bell’s award-winning LTE wireless network, with average data speeds twice as fast as those currently available to MTS customers; and the integration of the MTS Winnipeg data centre operations into Bell’s leading national network of 27 data hosting and cloud computing centres across Canada.

Caution concerning forward-looking statements
Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. (“BCE”) of all of the issued and outstanding common shares of Manitoba Telecom Services Inc. (“MTS”), the expected timing and benefits of the proposed transaction, our network deployment and capital investment plans in Manitoba, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

The completion and timing of the proposed transaction are subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, court and regulatory approvals, including approval by the Competition Bureau, the CRTC, Innovation, Science and Economic Development Canada, as well as the TSX and NYSE. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions, or at the time, contemplated in this news release. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the benefits expected to result from the proposed transaction will be realized.

For additional information on assumptions and risks underlying certain forward-looking statements made in this news release relating, in particular, to our network deployment and investment plans, please consult BCE’s 2015 Annual MD&A dated March 3, 2016 (included in the BCE 2015 Annual Report) and BCE’s 2016 First Quarter MD&A dated April 27, 2016, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE
Canada’s largest communications company, BCE provides broadband wireless, TV, Internet and business communication services from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Michelle Michalak
(416) 215-3021
michelle.michalak@bell.ca

Investor inquiries:

Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.”